1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR SEPTEMBER 2023 Signy, Switzerland, October 6, 2023 Fresh data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping has gained momentum across Continental Europe and Asia Pacific. Globally, issued Sales in Store like-for-like recovery reached 128%1 in September versus 120%1 in July/August. Continental Europe recovery accelerates In Continental Europe, the recovery remained solid, returning to the pre-summer dynamic levels at 1251% in September vs. 116%1 in July/August. This is due to several factors: a shift in the shopper profile with a higher proportion of affluent shoppers in September than in the summer period; a more favorable basis of comparison for Gulf Cooperation Council shoppers (owing to the Eid al-Adha celebration in August 2019, when the base of shoppers was significantly inflated, while this year’s celebration occurred in June); and a gradual return of Mainland Chinese shoppers. Excluding Mainland Chinese and Russian shoppers, the recovery would have reached 164%1 in September vs. 154%1 in July/August. In terms of origin markets, US residents maintain a strong level of recovery, reaching 258%1 in September vs. 258%1 in July/August. Gulf Cooperation Council shopper recovery has also resurged, reaching 253%1 in September vs. 189%1 in July/August. Regarding destination markets, September witnessed an overall accelerated recovery across most destinations, with Greece at 196%1, France at 146%1, Spain at 134%1, Italy at 132%1, and Switzerland at 125%1. Asia Pacific recovery remains strong In Asia Pacific, the recovery rate remained strong overall, reaching 135%1 in September vs. 134%1 in July/August. When excluding Mainland Chinese shoppers (who represented 55% of Sales in Store in the region in 2019), the recovery would have reached 166%1 in September vs. 171%1 in July/August. Regarding origin markets, residents from Hong Kong and Taiwan and North East Asia are driving the strong recovery in Asia Pacific. The recovery for Hong Kong and Taiwan travelers remains high, reaching 507%[1] in September vs. 422%[1] in July/August. Following closely behind are North East Asia travelers, with a recovery rate of 228%[1] in September vs. 193%[1] in July/August. Mainland Chinese shoppers have also remained strong, with a recovery rate reaching 107%[1] in September vs. 105%[1] in July/August.

When examining **destination markets**, Japan continues to maintain a stellar performance with regards to Sales in Store like-for-like recovery, propelling to 198%[1] in September, followed by South Korea at 113%[1].

A gradual recovery for Mainland Chinese shoppers

In September, the Sales in Store like-for-like recovery of Mainland China shoppers within the **Asia Pacific region** remained solid, reaching 107%[1]. This was driven by the progressive return of Chinese shoppers (47%) broadly in line with air capacity recovery (56%[2]) and a significant increase in the average spend per shopper (128%[3]) vs. 2019.

In **Continental Europe**, the Sales in Store like-for-like recovery of Mainland China shoppers reached 53%[1]. This performance was driven by a return of Chinese shoppers (35%) still well below the air capacity recovery (56%[2]) due to the lead time required for visa issuance and the absence of group travel. On the other hand, we have noticed a solid increase in average spend per shopper at 51%[3].

As a side note, during Golden week in 2019, the mix of traveler nationalities in Continental Europe was more exposed to residents from Mainland China. Consequently, the overall level of recovery in Continental Europe is expected to be negatively impacted in October 2023 due to a strong Mainland China base effect in 2019. Such a negative impact in the Asia Pacific region is not expected.

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	September 2023	August 2023	July 2023	June 2023	May 2023	April 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Continental Europe	125%	114%	118%	130%	121%	110%	109%	104%	101%	75%
Asia Pacific	135%	133%	134%	125%	110%	99%	87%	80%	51%	39%
TOTAL	125%	119%	121%	128%	118%	106%	101%	97%	89%	65%

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Air capacity: ForwardKeys data platform - September 2023*

[3] *Mainland Chinese shoppers increase of average spend per international shopper versus 2019*

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Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, September 2023, Source: Global Blue

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